UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 1, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT
Resolutions Passed by the Board on 31 May 2009

This announcement is made pursuant to Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company hereby announces that certain resolutions were passed by the Board on 31 May 2009.

I	Board Resolutions

On 31 May 2009, pursuant to the articles of association of China Eastern Airlines Corporation Limited (the “Company”) and the Rules and Procedures for the Meeting of Board of Directors (董事會議事規則和議事程序) and as convened by Mr. Liu Shaoyong, the Chairman, the 25th general meeting of the fifth session of the board of directors of the Company (the “Board”) was held for considering the cooperation between the Company and the State-owned Assets Supervision and Administration Commission of Yunnan Province (“Yunnan SASAC”) as stated in the Strategic Cooperation Agreement entered into between China Eastern Air Holding Company (“CEA Holding”) and Yunnan Provincial People’s Government (“Yunnan Government”). By means of correspondence voting, all ten directors of the Company unanimously passed the resolutions as below:

1.
The Company intends to take the Yunnan Branch of the Company as platform for the establishment of a joint venture with Yunnan SASAC, in which the shareholdings held by the Company and Yunnan SASAC are 65% and 35% respectively.

2.
To authorize the President of the Company to liaise and commence commercial negotiations in respect of the joint-venture with Yunnan SASAC so as to reach the final intent of cooperation in this regard, followed by the signing of any relevant agreement upon the approval by the Board, and to perform relevant legal procedures pursuant to the provisions of the relevant listing rules.

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II	Special Explanation and Representation

The Company was notified by CEA Holding that CEA Holding and Yunnan Government have entered into the Strategic Cooperation Agreement on 31 May 2009, which aims to further expand and strengthen the airline transportation industry in Yunnan and better promote the local economic and social development. Both parties will strive to complement each other with their own edges to achieve mutual benefits, and collaborate more closely to capitalize on their respective advantages and to facilitate the mutual development of both parties.

The abovementioned Strategic Cooperation Agreement was signed by CEA Holding, the controlling shareholder of the Company, and does not constitute any contractual liabilities on the Company. At present, the Company has not entered into any legally binding documents with Yunnan Government or Yunnan SASAC in respect of the cooperation. Whether the cooperation would be finally materialize is subject to further negotiations between the Company and Yunnan SASAC, the resolutions by the decision-making units of the Company including the Board, and the approvals by the relevant government authorities. Therefore, uncertainties still exist in this stage regarding the cooperation and its effect on the Company. Investors are advised to exercise caution in respect of the investment risks.

The Board hereby confirm that the Company will perform the relevant information disclosure obligations prescribed in the listing rules of the places where the Company is listed in a timely manner and make further announcement(s) on the progress of such cooperation (if any).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, People’s Republic of China
31 May 2009

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